Exhibit 99.1

LION ELECTRIC ESTABLISHES CROSS-BORDER US$125,000,000 ATM EQUITY PROGRAM

MONTREAL, QC—June 17, 2022—The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that it has established an “at-the-market” equity program (the “ATM Program”) that allows the Company to issue and sell, from time to time through a syndicate of agents, newly issued common shares of the Company (“Common Shares”) having an aggregate sale price of up to US$125 million (or the Canadian dollar equivalent), at the Company’s discretion.

In connection with the establishment of the ATM Program, the Company entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”) with Barclays Capital Inc., National Bank of Canada Financial Inc., BMO Capital Markets Corp., Desjardins Securities International Inc., Roth Capital Partners, LLC, Laurentian Capital USA, Raymond James (USA) Ltd., Scotia Capital (USA) Inc. (collectively, the “U.S. Agents”), and Barclays Capital Canada Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., Roth Canada Inc., Laurentian Bank Securities Inc., Raymond James Ltd. and Scotia Capital Inc. (together with the U.S. Agents, the “Agents”).

Sales of Common Shares, if any, under the ATM Program will be made at the market prices prevailing at the time of sale, and are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange, any “marketplace” (as such term is defined in National Instrument 21-101 – Marketplace Operation), any other existing trading market for the Common Shares in the United States, by any other method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the U.S. Securities Act of 1933, as amended, and/or any other method pursuant to applicable law or as otherwise agreed between the Agents and the Company.

The Company intends to use the net proceeds from any sales of Common Shares under the ATM Program to strengthen its financial position, and allow it to continue to pursue its growth strategy, including the Company’s capacity expansion projects in Joliet, Illinois and Mirabel, Quebec.

The Company is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. As Common Shares sold pursuant to the ATM Program will be issued and sold at the market prices prevailing at the time of sale, prices may vary among purchasers during the period of distribution. The offering of Common Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (a) the sale of all of the Common Shares subject to the Equity Distribution Agreement, (b) the termination of the Equity Distribution Agreement by the Agents or the Company, as permitted therein, or (c) July 16, 2024.

The ATM Program is being made pursuant to a prospectus supplement (the “Canadian Prospectus Supplement”) to the Company’s short form base shelf prospectus dated June 17, 2022 (the “Base Shelf Prospectus”), and pursuant to a U.S. prospectus supplement (the “US Prospectus Supplement”) to the Company’s U.S. short form base shelf prospectus (the “US Base Shelf Prospectus”) included in its registration statement on Form F-10, as amended on June 17, 2022 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) on June 15, 2022. The Base Shelf Prospectus and the Canadian Prospectus Supplement have been filed with the securities commissions in all provinces and territories of Canada, and the Registration Statement (including the US Base Shelf Prospectus) and the US Prospectus Supplement have been filed with the SEC. Copies of the Equity Distribution Agreement, the Base Shelf Prospectus and the Canadian Prospectus Supplement are available on SEDAR at www.sedar.com, and copies of the Equity Distribution Agreement, the Registration Statement (including the US Base Shelf Prospectus) and the US Prospectus Supplement are available on EDGAR at www.sec.gov. Alternatively, the Agents will send copies of any of the foregoing documents upon request by contacting (i) in Canada and the U.S. – Barclays Capital Canada Inc. and

Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847; (ii) in Canada – National Bank Financial Inc., The Exchange Tower, 130 King St. W., 4th Floor Podium, Toronto, ON M5X 1L9, Gavin.brancato@nbc.ca, (416) 869-3707; and (iii) in the U.S. – National Bank of Canada Financial Inc., 65 East 55th Street, 8th Floor, New York, NY 10022, Gavin.brancato@nbc.ca, (212) 632-8500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws, including the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations relating to the offer and sale of Common Shares under the ATM Program, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include statements regarding the offer and sale of Common Shares under the ATM Program, including the timing and amounts thereof, and the use of any proceeds from the ATM Program.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Such risks and uncertainties are described in greater detail in the Canadian Prospectus Supplement, the US Prospectus Supplement and section 23.0 entitled “Risk Factors” of the Company’s annual MD&A for the fiscal year 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements included in this press release are expressly qualified in their entirety by the cautionary statements contained herein and the risk factors included in the Canadian Prospectus Supplement, the US Prospectus Supplement, the Company’s annual MD&A for the fiscal year 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the SEC.

Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

For further information:

Investor Relations

Tel : 450.432.5466 ext. 469

ir.lion@thelionelectric.com